Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au


06013319


RECEIVED
MAY 1 0 2006
160
PROCESSING
SECTION

2 May 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

SUPPL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
12-4-06	Appendix 3B
24-4-06	Commercialisation Progress & Funding
24-4-06	Appendix 3B
28-4-06	Appendix 4C and Quarterly Cash Flow Report Commentary
01-5-06	Enhanced Catheter Drug Delivery Patent Grants in US

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares & Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,323,691 fully paid ordinary shares 1,000,000 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,000,000 options expiring 28 February 2009 exercisable at $0.48

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Fully paid ordinary shares - $0.4019 each Options – no consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration under terms of licensing agreements
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 March, 2006 and 4 April 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
191,416,142	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,985,000	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company Secretary) Date: .....11/04/2006...............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
53 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.co
www.norwoodabbey.com

COMMERCIALISATION PROGRESS & FUNDING

Key points

Update on strategy, quarterly achievements and plans
Raises US$3 million (A$4 million approx) from US institution

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has further progressed its commercialisation activities during the quarter.

At the Annual General Meeting, Norwood confirmed its strategic direction as follows:

- identifying and/or creating innovative medical technologies
- protecting these technologies through intellectual property rights
- adding value through additional research and development
- laying off R&D costs by partnering the technologies with the best partners in the relevant markets
- crystallising value in these technologies through commercial partnering, licensing or spin-out of specific assets

During the quarter, Norwood has aggressively pursued this strategy with several important accomplishments:

Immunology

- Advancing intellectual property position through patent grants and continued prosecution of portfolio
- Commencement of transplantation tolerance study at Massachusetts General Hospital under the direction of Dr David Sachs
- Commencement of vaccine trial to test immune response of melanoma cancer vaccine when coupled with Norwood technology at M D Anderson Cancer Centre under the direction of Dr Patrick Hwu
- Commencement of US FDA-approved Phase II clinical trial in cancer patients undergoing autologous (self) bone marrow transplant. First patients enrolled and injected at Dana-Farber Cancer Institute, Harvard Medical School. Boston and M D Anderson Cancer Cente. University of Minnesota study site expected to open in the near future
- Signing option agreement to acquire Virosome Biologicals group; platform technology for enhanced immune response in vaccines; current lead project targeting an influenza vaccine project in Phase 1 trial with European pharmaceutical group
- Entering into research partnership with Australian Stem Cell Centre and Monash University; world first linkage of immunology and stem cell science
- Seeking to upsize through synergistic mergers and/or acquisitions to create critical mass designed to engender international market support
- Seeking to enhance the already crystallised value achieved by UK listing through plans for US listing; undertaking preliminary work for US listing during 2006 via IPO or merger

Eyecare

- Completion of acquisition of Eyecare assets from Ciba Vision, with final payment
- Intellectual property position substantially strengthened through licensing agreements with Pallikaris and Perez interests

- IP position now dominant through control of key Epi-LASIK patent portfolios from Ciba Vision, Pallikaris and Perez
- Key Pallikaris patent granted in US with over 160 claims granted
- Epi-LASIK technology base and know how expanded through research agreements with University of Crete and Tissue Engineering Refraction, Inc.
- Third generation Epi-LASIK product with advanced functionality and significantly reduced cost base developed by Norwood in Boston.
- Value crystallisation now underway through licensing discussions with global ophthalmology groups.

Needle-free drug delivery

- Further progress with R&D program at the MIT BioInstrumentation Laboratory
- Commercial phase licence agreement signed with MIT, allowing Norwood to progress licensing discussions
- Approaches from global pharmaceutical groups from USA and Europe for both human and veterinary applications of the needle-free technology
- Developed prototype of small re-usable handheld device similar in size to an electric screwdriver; drugs and vaccines delivered using a single-use disposable.
- Prototype is safe, almost silent in operation, incorporates controllability of force and, hence, is able to have control over depth of delivery
- Device will offer very low cost alternative to syringes and needles
- Successful laboratory testing on animal skin of a single-shot mass injection device for humans
- Successful laboratory testing of delivery of surrogate arthritis drug into animal skin
- Successful laboratory testing of delivery of surrogate drug for veterinary application
- Commencement of value crystallisation strategy through licensing rights to use needle-free device by application; each vaccine, biological or other substance requiring delivery offers the opportunity of an application licence

Laser ablative device

- Continued limited sales into US paediatric hospitals
- Commencement of discussions to licence out the technology

Corporate

- Continued streamlining and down-sizing of personnel complement, with further substantial reduction in long-term overheads but with significant one-off redundancy costs
- Relocation of key management to US, facilitating commercial negotiations, funding and investor relations
- Completion of payments re Eyecare assets acquisition
- Top 20 shareholders now hold over 65%, with US holders over 30%

Funding

- Private placement of shares and options raised $400,000 at 40 cents per share
- New twelve-month convertible note funding of US$3 million (A$4 million approx) to US-based institution completed , secured by Norwood Immunology Ltd shares , interest payable 12% per annum; convertible at approximately 30.5 cents if not repaid earlier; 3,963,012 options granted exercisable at approximately 35 cents on or before April 21 2010
- Company intends to repay note through cash generation through value crystallisation strategies and has committed to applying half of any such proceeds to this; company has also committed to certain cash generation targets by June 30 and September 30 2006
- Potential crystallisation funding sources include, eyecare licensing, needle-free licensing, immunology equity holding as part of proposed US listing and share placements

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,963,012 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	3,963,012 options expiring 21 April 2010 exercisable at $0.36

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Options – no consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration under terms of convertible note deed
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	191,416,142	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,948,012	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company Secretary) Date: .....24/04/2006..............

Print name: ......Jeffrey H. Bell..................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD ABBEY – QUARTERLY CASH FLOW REPORT COMMENTARY

This commentary should be read in conjunction with Appendix 4C attached and the Commercialisation Progress & Funding Announcement issued on 24 April 2006.

During the quarter, the company continued its rationalisation process, with further staff reductions. This program will deliver lower corporate overheads going forward.

The company's focus is on entering into commercial partnering arrangements for all its projects. This is intended to further reduce the company's direct cash outflows, as partners assume increased responsibility for patent prosecution, research and development, and royalty payments under in-licensing arrangements.

Net operating cash outflows for the quarter totalled $2,543,000. Additionally there was a non-recurring outflow relating to the final payment to Ciba Vision (the EyeCare project) of $3,992,000, the acquisition of equity in Bestewil of $641,000 (Virosome Biologicals group) and proceeds from a share placement of $400,000.

Cash at the end of the quarter of $1,384,000 has been supplemented by the subsequent convertible-note fundraising of US$3m (Approx AU$4m) announced on 24 April 2006.

This cash position, together with the company's announced plans for partnering its EyeCare, laser device and needle-free technologies and the reduction in immunology shareholding as part of the US listing process, are designed to ensure that the company will service its needs as it moves towards the goal of a cash positive position from non-immunology activities.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	463	1,077
1.2	Payments for (a) staff costs	(1,472)	(5,573)
	(b) advertising and marketing	(90)	(797)
	(c) research and development	(820)	(2,541)
	(d) leased assets	-	(6)
	(e) other working capital	(164)	(1,946)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	38	226
1.5	Interest and other costs of finance paid	(3)	(107)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	32	173
	Legal Expenses	(209)	(734)
	Travel Expenses	(134)	(921)
	Professional Fees	(184)	(1,006)
	Net operating cash flows	(2,543)	(12,155)

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,543)	(12,155)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(109)	(452)
	(d) physical non-current assets	(5)	(28)
	(e) other non-current assets	(641)	(641)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	120
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(755)	(1,001)
1.14	**Total operating and investing cash flows**	(3,298)	(13,156)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	400	400
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	14,895
1.18	Repayment of borrowings	(3,992)	(8,617)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)		
	Share Issue costs	-	-
	Net financing cash flows	(3,592)	6,678
	Net increase (decrease) in cash held	(6,890)	(6,478)
1.21	Cash at beginning of quarter/year to date	8,274	7,862
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,384	1,384

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	30
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a) directors & committee fees to non-executive directors fees for professional services rendered

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	205	205
3.2	Credit standby arrangements - various	350	213

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	540	4,933
4.2	Deposits at call	844	3,341
4.3	Bank overdraft		-
4.4	Other (provide details) Borrowings received – subject to shareholder approval at EGM		-
	Total: cash at end of quarter (item 1.23)	1,384	8,274

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................ Date: 28 April 2006
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ENHANCED CATHETER DRUG DELIVERY PATENT GRANTS IN US

Key points:

- ***Strategic drug delivery patent grants in US***
- ***Focus on delivery by catheter into blood vessels and other body passages***
- ***Enhancing permeation through application of electromagnetic energy***
- ***High drug concentration delivery achieved without systemic toxicity and other effects***

Medical technology group Norwood Abbey Ltd [ASX:NAL] advises that the US Patent Office has granted Patent No US 7,020,516 B2.

The Patent is entitled "Catheter for delivering electromagnetic energy for enhanced permeation of substances". It contains 13 claims relating to a catheter capable of delivering high concentration of pharmaceutically active substances and electromagnetic energy into cells and tissues, utilising blood vessels and other body passages as the delivery route.

The use of electromagnetic energy facilitates the enhanced permeation, allowing high concentrations of drug to be delivered directly to target areas inside the body. This can be achieved without the systemic toxicity and other adverse effects that may arise with systemic delivery.

This patent derives from Application No 10/383,593 filed on March 7 2003. It is a Division of Application No 09/534,688 filed on March 24 2000, now Patent No 6,532,387. It has been granted to the inventors, Stephen Flock and Kevin Marchitto; the patent is assigned to Norwood Abbey Ltd subsidiary Spectral BioSystems Inc.

Norwood Abbey Ltd Chairman Peter Hansen notes: "This patent has the potential to provide the company with a significant commercial position in the field of the efficient delivery of substances inside body passages. The company will be seeking to deal with potential partners in the medical areas of catheters and endoscopes at an early date."

The ability to deliver pharmaceutically active substances through body passages offers the prospect of access to other sites (surrounding tissue and organs) adjacent to such body passages for treatment. For example, access to treatment of the prostate via colon or bladder.

The technology also offers the prospect of delivery of electromagnetic energy to sites of abnormal growths and obstructions, as in blood vessels arising from coronary crises, including conditions such as stenosis and restenosis.

Examples of specific (illustrative) embodiments of the technology cover the use of pressure-wave optical pressure, optical propulsion, coherent force and incoherent force. Further examples cover the application of pressure to permeabilized membranes and specific designs for catheters for blood vessels.

To find out more about the company, visit www.norwoodabbey.com

For further information, please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com